Division of Corporation Finance	Goliath Film and Media Holdings
U.S. Securities & Exchange Commission	640 S. San Vicente Blvd., Fifth Floor,
100 F Street, NE	Los Angeles, CA 90048
Washington, D.C. 20549

July 25, 2013

To Whom It May Concern:

This letter acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Goliath Firm and Media Holdings

Date: July 26, 2013	By:	/s/ Lamont Roberts
Lamont Roberts, CEO